1271 Avenue of the Americas
New York, New York 10020-1401
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com
FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
FOIA CONFIDENTIAL TREATMENT REQUEST Confidential Treatment Requested by FIGS, Inc. 2834 Colorado Avenue, Suite 100 Santa Monica, California 90404	Chicago	Paris
	Dubai	Riyadh
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	Houston	Silicon Valley
May 11, 2021	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sergio Chinos
Sherry Haywood
Jeff Gordon
Kevin Stertzel

Re:	FIGS, Inc.
Registration Statement on Form S-1
Filed on May 5, 2021
File No. 333-255797

Ladies and Gentlemen:

On behalf of our client, FIGS, Inc. (the “Company”), we are providing this letter in response to comment 4 (the “Comment”) received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter, dated April 15, 2021, regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83. FOIA Confidential Treatment Requested by FIGS, Inc.

May 11, 2021

The Company respectfully requests confidential treatment for certain portions of this letter pursuant to 17 C.F.R. §200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed herein. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this letter. The Company respectfully requests that the Commission provide timely notice to the undersigned before it permits any disclosure of the bracketed and highlighted information contained in this letter.

For the convenience of the Staff, we are providing to the Staff copies of this letter by hand delivery.

Estimated Preliminary Price Range

The Company advises the Staff that, while not yet reflected in the Registration Statement, based on discussions with the Company’s board of directors (the “Board”) and reflecting input from the lead underwriters for the Company’s proposed initial public offering (“IPO”), the Company currently anticipates an estimated price range of $[***] to $[***] per share (the “Preliminary Price Range”) for the Company’s shares of Class A common stock to be sold in the IPO, with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary IPO Price”). The share numbers, Preliminary Price Range, Preliminary IPO Price, exercise prices and fair values herein do not take into account an anticipated [***]-for-[***] stock split that the Company intends to implement in connection with the IPO.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the IPO, the Company will file a pre-effective amendment to the Registration Statement that will include all information, other than information that may be excluded in reliance upon Rule 430A under the Securities Act of 1933, as amended. Such pre-effective amendment to the Registration Statement, after giving effect to an appropriate stock split, will include a bona fide estimated public offering price range. However, the Company further advises the Staff that, given the volatility in the public trading markets and uncertainty of the timing of the IPO, the final price range to be included in a pre-effective amendment to the Registration Statement remains under discussion between the Company and the lead underwriters and will be subject to then-current market conditions and developments impacting the Company.

This letter supplements the Company’s prior response to the Comment submitted to the Staff by letter, dated April 21, 2021 (the “Prior Response”), as well as the discussion of stock-based compensation set forth on pages 87 through 89 of the Registration Statement. The Company respectfully directs the Staff to the Prior Response for a full discussion of the Company’s stock-based compensation awards granted since January 1, 2019 and the significant factors, assumptions and methodologies used to determine the estimated fair value of the Company’s common stock (the “Common Stock”) underlying such awards. Capitalized terms used but not defined herein have the meanings assigned to them in the Prior Response.

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83. FOIA Confidential Treatment Requested by FIGS, Inc.

May 11, 2021

The Company respectfully advises the Staff that, since the date of the Prior Response, the Company has granted additional options to purchase an aggregate of 22,750 shares of Common Stock. The options were granted on April 28, 2021 at an exercise price per share of $100.51. The Board determined the fair value of the Common Stock to be $100.51 per share as of the grant date based, in part, on a valuation report provided by an independent third-party valuation firm dated April 15, 2021 (the “April 2021 Valuation”). The April 2021 Valuation relied on the PWERM to allocate the Company’s equity value. A potential IPO scenario was weighted 50% and the remain private scenario was weighted 50%. Under the remain private scenario, the April 2021 Valuation determined the enterprise value by applying a 50% weighting to the guideline public company method and a 50% weighting to the discounted cash flow method, and then relied on the OPM method to allocate the Company’s equity and applied a DLOM of 28.4%. Under the IPO scenario, a DLOM of 6.8% was applied. The resulting fair value of Common Stock was $100.51 per share. The primary reason for the increase in the fair value per share in the April 2021 Valuation as compared to the February 2021 Valuation of $83.84 (as set forth in the Prior Response) was the Company’s continued progress toward a potential IPO.

In light of the Company’s public filing of the Registration Statement on May 5, 2021 and the subsequent indication of the Preliminary Price Range by the lead underwriters for the IPO on May 10, 2021, the Company determined to retrospectively reassess the fair value of the April 2021 grants for ASC 718 purposes. The Company retrospectively determined the fair value of the Common Stock to be equal to the Preliminary IPO Price, or $[***] per share, as of April 28, 2021 for the purposes of calculating stock-based compensation expense due to the Company’s continued progress toward IPO and the receipt of an indication of the Preliminary Price Range.

Discussion of Preliminary Price Range

The Preliminary Price Range was derived by a quantitative and qualitative analysis that differed from the methodology used by the Company and its independent valuation specialist. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	an analysis of the typical valuation ranges seen in recent initial public offerings for comparable companies in the Company’s industry;

•	the general condition of the securities markets and the recent market prices of publicly traded common stock of comparable companies;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	an assumption that there would be a receptive public trading market for healthcare apparel companies such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s Class A common stock to support an offering of the size contemplated by the Company.

The Company believes the difference between the fair value of the Common Stock used for determining the grant date fair value of the April 2021 grants and the Preliminary IPO Price is primarily attributable to the following:

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83. FOIA Confidential Treatment Requested by FIGS, Inc.

May 11, 2021

•

The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability-weighted, in contrast to the Company’s prior valuations, which considered other potential scenarios and would have resulted in lower value of its shares of Common Stock than an IPO.

•	The Preliminary Price Range assumes that the IPO has occurred and that a public market for the Company’s Class A common stock has been created, and, therefore, excludes any DLOM.

•	Input received from the underwriters and further feedback from qualified potential investors after “testing-the-waters” meetings.

•

Between the time of the April 2021 Valuation and the date of the IPO, the Company will have appointed additional Board members, all of whom are independent, further establishing the Company’s leadership team.

The Company believes that the remaining difference between the April 2021 Valuation and the Preliminary IPO Price is attributable to the fact that the valuation report prepared by the Company’s third-party valuation firm used a quantitative methodology to determine the fair value of the Common Stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO, such as the valuations of other recently completed public offerings and recent market conditions. Also, other factors may have an impact, such as the inherent uncertainty of completing an IPO and the possibility that the actual offering price could be substantially lower than the estimated offering price range determined by the Company and the underwriters.

Conclusion

In light of the Preliminary Price Range and the other factors described in this letter, the Company respectfully advises the Staff that it believes that the deemed per share fair values used as the basis for determining stock-based compensation in connection with its equity awards have been reasonable and appropriate.

*    *    *

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83. FOIA Confidential Treatment Requested by FIGS, Inc.

May 11, 2021

Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe

Marc D. Jaffe of LATHAM & WATKINS LLP

cc:	Heather Hasson, Co-Chief Executive Officer, FIGS, Inc.

Trina Spear, Co-Chief Executive Officer, FIGS, Inc.

Jeffrey Lawrence, Chief Financial Officer, FIGS, Inc.

Ian Schuman, Latham & Watkins LLP

Alison Haggerty, Latham & Watkins LLP

Dave Peinsipp, Cooley LLP

Charles S. Kim, Cooley LLP

Kristin VanderPas, Cooley LLP

Dave Young, Cooley LLP

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83. FOIA Confidential Treatment Requested by FIGS, Inc.